Exhibit 99.1

October 13,2020

The Manager—Listing

BSE Limited

(BSE:507685)

The Manager—Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above

Registered Office: Wipro Limited Doddakanelli Sarjapur Road Bengaluru 560 035 India	T: +91 (80) 2844 0011 F: +91 (80) 2844 0054 E: info@wipro.com W: wi[pro.com C: L32102KA1945PLC020800

Wipro to acquire Eximius Design, strengthens leadership in VLSI and systems design services

East Brunswick, New Jersey, USA and Bangalore, India—October 13, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that it has signed a definitive agreement to acquire Eximius Design, a leading engineering services company with strong expertise in semiconductor, software and systems design.

Eximius provides end-to-end solutions and services for building smarter, smaller and faster connected products for various use cases of IoT, Industry 4.0, Edge Computing, Cloud, 5G and Artificial Intelligence. Their expertise spans across SOC, IP, ASIC, FPGA1, Hardware System and Software domains. Founded in August 2013 and headquartered in San Jose, California, USA, Eximius has design centers in the US, India and Malaysia. Their clientele includes some of the Fortune 100 corporations and new age companies across semiconductors, cloud and hyperscale infrastructure, consumer electronics and automotive segments.

Eximius’ offerings and solutions will be consolidated as a part of Wipro’s EngineeringNXT framework, providing customers with a platform to innovate and engineer the next generation of products and platforms at scale.

“Eximius enables Wipro to strengthen market leadership in VLSI and systems design services by expanding our market presence and strengthening our technical leadership in the semiconductor ecosystem, to help accelerate silicon innovation for our customers. We are pleased to welcome Eximius’ employees and look forward to help our customers innovate at scale and deliver next generation connected products, faster,” said Harmeet Chauhan, Senior Vice President, Industrial & Engineering Services, Wipro Limited.

“Our customers, employees and the entire semiconductor ecosystem will tremendously benefit from the synergies of Eximius and Wipro’s combined portfolio of offerings,” said Jay Avula, CEO, Eximius Design. “Clients will gain access to Wipro’s global scale and offerings, along with Eximius’ innovative solutions to accelerate the adoption of ASIC, FPGA, systems and software engineering initiatives. We are pleased to become a part of the Wipro family.”

The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending December 31, 2020.

[1]	SOC—System on a chip, ASIC—Application Specific lntegrated Circuit, FPGA—Field Programmable Gate Array

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Eximius Design (Eximius)

Eximius Design is an engineering services company focused on ASIC design, FPGA design, Systems and Software engineering. Eximius was founded in August 2013 and is headquartered in San Jose, CA. Eximius has design centers in India and Malaysia and its client list includes Fortune 100 enterprises and high profile startups. Eximius blends the product development experience of its leadership team with the customer focus of its highly skilled engineers to deliver End-to-End Solutions and Services from “Concept to Launch”. As part of its engagements, Eximius has led the development, from inception to productization, of hundreds of designs spanning across the technology industry.

Wipro Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at wlvw.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Eximius Design, LLC and its subsidiary Eximius Design India Private Limited (“Eximius Design”)
2	Related party transaction	No
3	Industry of Target entity	Engineering services company with strong expertise in semiconductor, software and systems design.
4	Acquisition objectives	Eximius Design enables Wipro to strengthen market leadership in VLSI and systems design services by expanding our market presence and strengthening our technical leadership in the semiconductor ecosystem, to help accelerate silicon innovation for our customers. Eximius complements Wipro’s EngineeringNXT core strengths and 35-year pedigree in VLSI and systems design. This acquisition will help Wipro to expand into newer market segments and elevate the customer’s journey in next generation technologies such as connected products, embedded AI and security.
5	Government & regulatory Approval required	Approval by the Committee on Foreign Investment in the United States (“CFIUS”)
6	Time period for completion	The transaction is expected to be completed during the quarter ending December 31, 2020, subject to requisite regulatory approvals and customary closing conditions.
7	Nature of consideration	Cash
8	Purchase consideration	US$ 80 Million (US Dollar Eighty Million)
9	Shares acquired	100%
10	Target Information	Eximius Design is an engineering services company focused on ASIC design, FPGA design, Systems and Software engineering. Founded in August 2013, Eximius Design is headquartered in San Jose, California and has design centers in US, India and Malaysia. Its client list includes Fortune 100 enterprises and high profile startups. Eximius Design is privately held and has around -1,‘100 employees. Historical consolidated revenues (year ending 31 Dec): 2019: $35.2 Mn; 201 8: $22.2 Mn